FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from October 1, 2019 to October 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 13, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from October 1, 2019 to October 31, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on November 13, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of October 31, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) October 1 October 2 October 3 October 4 October 7 October 8 October 9 October 10 October 11 October 15 October 16 October 17 October 18 October 21 October 23 October 24 October 25 October 28 October 29	3,563,900 2,964,200 4,230,000 3,654,300 4,120,000 2,980,800 3,080,000 3,492,600 3,323,700 3,124,100 3,720,000 3,435,000 3,644,900 2,761,300 2,882,500 3,467,800 3,560,000 2,441,100 3,530,000	1,674,326,460

1,391,795,940

1,950,075,160

1,694,180,900

1,925,750,470

1,397,664,740

1,429,015,310

1,618,243,600

1,587,591,150

1,525,086,460

1,827,203,840

1,661,669,670

1,766,919,070

1,351,121,810

1,422,638,980

1,747,851,240

1,777,503,400

1,223,643,640

1,780,261,500

Total	—	63,976,200	30,752,543,340

Aggregate shares repurchased as of the end of this reporting month		159,866,500	72,077,267,550

Progress of share repurchase (%)		53.3	48.1

2.	Status of disposition

as of October 31, 2019

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	October 1

October 3

October 4

October 7

October 8

October 9

October 10

October 11

October 15

October 16

October 17

October 18

October 21

October 23

October 24

October 25

October 28

October 29

October 30

October 31

		105,600 6,000 26,000 14,000 17,000 27,000 10,000 10,000 12,000 2,000 10,000 6,000 10,000 155,400 187,100 54,500 98,100 95,900 23,500 810,200	10,144,200 1,788,000 7,748,000 4,172,000 5,066,000 8,046,000 2,980,000 2,980,000 3,576,000 596,000 2,980,000 1,788,000 2,980,000 4,313,400 2,266,100 6,885,500 4,553,100 13,253,000 5,963,500 10,611,200
Subtotal	—	1,680,300	102,690,000
Total	—	1,680,300	102,690,000

3.	Status of shares held in treasury

as of October 31, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	323,665,542

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.